Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 6, 2015

VIA EDGAR

Laura Nicholson, Esq.

Special Counsel

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andina Acquisition II
Amendment No. 1 to Registration Statement on Form S-1
Filed October 9, 2015
File No. 333-207037

Dear Ms. Nicholson:

On behalf of Andina Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated October 23, 2015, relating to the above-captioned Registration Statement (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1. We are also delivering three (3) courtesy copies of such marked copy to John Stickel.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary, page 1

1.	We note your response to prior comment 6. However, on page 1 you continue to reference “sustainable” growth patterns in the Andean Region. Please revise to clarify how the growth patterns are “sustainable.” In that regard, we note that in this amendment you removed such reference from your disclosure in your “Proposed Business” section.

Securities and Exchange Commission

November 6, 2015

We have revised the disclosure on page 1 of the Registration Statement as requested.

Risk Factors, page 15

Risks related to operations in the Andean Region and Central America, page 30

2.	We note your response to our prior comment 5, and also your discussion under “Proposed Business” that begins on page 44 regarding the opportunities in Columbia, Peru, Panama and Chile. Please revise your disclosure to provide more specific risk factor disclosure regarding any material risks of operating in such countries.

We have revised the disclosure on page 29 of the Registration Statement as requested.

Proposed Business, page 44

3.	Please balance your discussion regarding the opportunities in Columbia, Peru, Panama and Chile with a discussion of any material challenges to doing business in such countries, or for investing in businesses in such countries.

We have revised the disclosure on page 43 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Julio A. Torres